UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51596

PET DRX CORPORATION

(Exact name of registrant as specified in its charter)

12401 West Olympic Boulevard
Los Angeles, California 90064
(310) 571-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.0001 par value per share
Warrants, exercisable for Common Stock at an exercise price of $6.00 per share
Units, each consisting of one share Common Stock and one Warrant
Representative’s Unit Purchase Option

 (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)   ☒
       Rule 12g-4(a)(2)   ☐
       Rule 12h-3(b)(1)(i)       ☒
       Rule 12h-3(b)(1)(ii)      ☐
       Rule 15d-6                   ☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $.0001 par value per share: 1 holder
Warrants, exercisable for Common Stock at an exercise price of $6.00 per share: 0
Units, each consisting of one share Common Stock and one Warrant: 0
Representative’s Unit Purchase Option: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Pet DRx Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PET DRX CORPORATION

Date: November 1, 2010	By:	/s/ Dawn Olsen
	Name:	Dawn Olsen
	Title	Vice President and Controller